Exhibit 99.1
VanceInfo Announces Third Quarter 2011 Financial Results and Raises Full Year Revenue Guidance
Beijing, November 15, 2011 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the third quarter ended September 30, 2011.
Third Quarter 2011 Financial and Operating Highlights
•	Net revenues for the third quarter 2011 increased to $70.3 million, up 25.9% from $55.9 million for the third quarter 2010.

•	Gross profit for the third quarter 2011 was $24.0 million, up 18.2% from $20.3 million for the same period in 2010. Gross margin for the third quarter 2011 was 34.1%, compared to 36.3% for the third quarter 2010. The gross margin was negatively impacted by wage inflation in excess of billing rate increases and certain temporary project delays during the quarter.

•	Net income in the third quarter 2011 was $3.2 million and non-GAAP net income (1) was $6.1 million, both of which reflected approximately $2.4 million of expenses, including certain one-time items, associated with our recent expansion efforts in the financial services vertical in September 2011. Refer to Recent Development for additional details.

•	Diluted earnings per share (“EPS”) were $0.07 and non-GAAP diluted EPS (1) were $0.14 for the third quarter 2011, reflecting a $0.05 impact from the expansion efforts discussed above.

•	Employees totaled 13,759, including 12,316 billable professionals, as of September 30, 2011.

“Despite continued industry-wide challenges and certain temporary project delays, we concluded a solid third quarter, largely in line with our expectations,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “While the wage-inflation still outweighs the billing rate improvement in the short run, which puts our margins under pressure, we have taken proactive steps to invest in differentiated service offerings, while working with our clients to adjust pricing in a manner consistent with the current state of the market.
“Looking ahead, we believe there is still strong demand in the markets we serve. To bolster our services capabilities, over the past two months, we recruited new talents and built new service lines in the financial vertical. This is in line with our growth strategy, and we believe the investment has positioned us well for a year of rapid expansion in 2012,” Mr. Chen concluded.
(1) Non-GAAP income from operations, net income, diluted EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.
Third Quarter 2011 Financial Results
Due to the seasonal nature of its business, the Company presents its financial analysis on a year-over-year basis, comparing the third quarter of 2011 and the third quarter of 2010.
Net Revenues
Net revenues were $70.3 million in the third quarter of 2011, up 25.9% from $55.9 million for the third quarter 2010. The increase in net revenues was primarily driven by continued growth of the Company’s business in the U.S., Europe, and Greater China (including Mainland China, Hong Kong, Taiwan and Macau) markets.
Net Revenues by Service Lines
The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consists of research & development service line and globalization & localization service line. IT Services consists of enterprise solutions, application development & maintenance (“ADM”), and quality assurance & testing service lines. Other Solutions & Services consists of BPO and system integration (“SI”) services and other solutions.

Net revenues from IT Services continued to be the key driver of our growth, up 47.7% from the year-ago quarter. Net revenues from Other Solutions & Services accounted for 4.6% of the total revenues during the third quarter of 2011 and grew 155.1% compared to the third quarter of 2010.

	Three Months Ended		Three Months Ended
	September 30, 2011		September 30, 2010
	(in thousands, except percentages)

R&D Outsourcing Services
Research & development services	$32,753	46.6%	$31,121	55.7%
Globalization & localization	1,848	2.6%	1,482	2.7%
IT Services
Enterprise solutions	6,135	8.7%	5,729	10.3%
Application development & maintenance	20,316	28.9%	12,423	22.2%
Quality assurance & testing	6,027	8.6%	3,837	6.9%
Other Solutions & Services	3,215	4.6%	1,261	2.2%

Total net revenues	$70,294	100.0%	$55,853	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China is the Company’s largest geographic market, accounting for $32.9 million or 46.9% of the net revenues in the third quarter of 2011, followed by 32.6% from clients headquartered in the United States, 15.8% in Europe and 3.6% in Japan.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 72.3% of net revenues in the third quarter of 2011, while the United States accounted for 21.6% in the same period.

Net Revenues by Industries
The Company classifies its clients into four broad industry segments: Telecommunications (“Telecom”), High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), and Others (including manufacturing, retail, distribution, travel and transportation and public services, etc.).

	Three Months Ended		Three Months Ended
	September 30, 2011		September 30, 2010
	(in thousands, except percentages)
Telecom	$27,510	39.1%	$24,474	43.8%
High Tech	23,186	33.0%	18,500	33.1%
BFSI	8,603	12.2%	5,667	10.1%
Others	10,995	15.7%	7,212	13.0%

Total net revenues	$70,294	100.0%	$55,853	100.0%

Largest Clients
Revenues from the top five clients totaled $35.3 million or 50.2% of net revenues in the quarter, down from 53.2% in the third quarter of 2010. The decline in customer concentration reflects some temporary project delays from certain large clients during the quarter as well as our continued effort to diversify our customer base. Excluding top five clients, net revenues in the third quarter 2011 grew 33.8% from the third quarter 2010.
Gross Profit and Gross Margin
Gross profit in the third quarter 2011 was $24.0 million, an increase of 18.2% from $20.3 million in the third quarter of 2010. Gross margin was 34.1% in the third quarter 2011, compared to 36.3% in the third quarter of 2010. Gross profit includes $0.6 million and nil of government subsidies in the third quarter of 2011 and 2010, respectively. The lower gross margin reflects wage inflation in excess of billing rate increases and certain temporary project delays during the quarter.
Operating Expenses
Selling, general and administrative expenses totaled $22.2 million for the third quarter 2011, up 68.3% from $13.2 million a year ago. The increase in selling, general and administrative expenses was due to continued investments in building solution-based capabilities as well as the $2.4 million of expenses associated with our major expansion efforts in the financial services vertical in September 2011.
Operating Income and Operating Margin
Operating income in the third quarter 2011 was $2.6 million, compared to $7.5 million in the third quarter 2010. Non-GAAP operating income (1) in the third quarter 2011 was $5.5 million, compared to $8.8 million in the same period a year ago. Non-GAAP operating margin (1) was 7.9% in the third quarter 2011, compared to 15.7% in the third quarter 2010.

Provision for Income Taxes
The provision for income taxes was $0.2 million in the third quarter of 2011, compared to $0.4 million in the third quarter of 2010. The effective tax rate was 4.8% for the third quarter 2011, remain constant with that for the corresponding period in 2010.
Net Income and EPS
Net income in the third quarter 2011 was $3.2 million, compared to $7.7 million in the third quarter 2010. Non-GAAP net income (1) was $6.1 million, compared to $9.0 million the same period a year ago. Non-GAAP net margin (1) was 8.7% in the third quarter 2011, compared with 16.1% in the year-ago quarter.
Diluted EPS and Non-GAAP diluted EPS (1) were $0.07 and $0.14, respectively, reflecting a $0.05 impact from the expansion efforts discussed above, based on 45.0 million total ADS-equivalent average shares outstanding, for the third quarter 2011, compared with $0.18 and $0.21, respectively, for the third quarter 2010.
The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”
Cash and Cash Flow
Starting in earlier 2011, the Company began disclosing its cash flow statement. As of September 30, 2011, VanceInfo had cash and cash equivalents, restricted cash, term deposits and short-term investments totaling $142.9 million. Operating cash flow in the third quarter of 2011 was a net outflow of approximately $0.6 million, compared with a net outflow $8.1 million in the third quarter 2010. Operating cash flow included $5.1 million and $16.7 million outflow for prepaid land use right in the third quarter of 2011 and 2010, respectively, and $1.4 million outflow relating to the expansion efforts in the financial services vertical during the third quarter 2011. The Company spent approximately $7.9 million in cash under the share repurchase program during the third quarter of 2011.

Days sales outstanding (“DSO”) was 131 days for the third quarter of 2011, compared with 128 days in the second quarter of 2011. DSO was 124 days for the trailing twelve months ended September 30, 2011, same as that for the trailing twelve months ended June 30, 2011. Unbilled accounts receivable was 68.7% of the total receivable as of September 30, 2011, compared to 69.2% as of December 31, 2010.
DSO was calculated by dividing average accounts receivable, net of average advance from clients and average deferred revenues, by the period’s gross revenues before business tax, and multiplying by the number of days in the corresponding period.

	Three Months Ended		Twelve Months Ended
	September 30,	June 30,	September 30,	June 30,
	2011	2011	2011	2011
	( in thousands)
Gross revenues before business tax	$72,103	$69,663	$261,277	$246,443
Average advance from clients	$2,124	$1,374	$1,773	$1,365
Average deferred revenues	$838	$954	$965	$1,198
First Nine Months of 2011 Financial Results
Net Revenues
Net revenues for the first nine months of 2011 were $195.9 million, up 29.0% from $151.9 million in the first nine months of 2010.

Net Revenues by Service Lines

	Nine Months Ended		Nine Months Ended
	September 30, 2011		September 30, 2010
	(in thousands, except percentages)
R&D Outsourcing Services
Research & development services	$99,195	50.6%	$91,290	60.1%
Globalization & localization	5,415	2.8%	4,491	3.0%
IT Services
Enterprise solutions	16,310	8.3%	14,188	9.3%
Application development & maintenance	51,750	26.4%	29,449	19.4%
Quality assurance & testing	15,875	8.1%	8,999	5.9%
Other Solutions & Services	7,404	3.8%	3,528	2.3%

Total net revenues	$195,949	100.0%	$151,945	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China is the Company’s largest geographic market, accounting for $92.2 million or 47.0% of the net revenues in the first nine months of 2011, followed by 32.6% from clients headquartered in the United States, 16.0% in Europe and 3.4% in Japan.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 73.2% of net revenues in the first nine months of 2011, while the United States accounted for 21.7%, Europe accounted for 2.1%, and Japan accounted for 2.0% in the same period.
Net Revenues by Industries

	Nine Months Ended		Nine Months Ended
	September 30, 2011		September 30, 2010
	(in thousands, except percentages)
Telecom	$80,852	41.3%	$69,235	45.6%
High Tech	64,800	33.1%	52,261	34.4%
BFSI	22,619	11.5%	12,162	8.0%
Others	27,678	14.1%	18,287	12.0%

Total net revenues	$195,949	100.0%	$151,945	100.0%

Largest Clients
Revenues from the top five clients totaled 53.1% of the Company’s net revenues in the first nine months of 2011, compared to 56.1% in the same period in 2010.
Gross Profit and Gross Margin
Gross profit for the first nine months of 2011 was $70.3 million, an increase of 19.8% from $58.7 million in the first nine months of 2010. Gross margin was 35.9% in the first nine months of 2011, compared to 38.6% in the prior year period. Gross profit includes $2.1 million and $2.4 million of government subsidies in the first nine months of 2011 and 2010, respectively.
Operating Income and Operating Margin
Operating income in the first nine months of 2011 was $17.1 million, compared with 22.9 million in the same period last year. Non-GAAP operating income (1) in the first nine months of 2011 was $24.5 million, compared with $26.7 million in the same period last year. Non-GAAP operating margin (1) was 12.5% in the first nine months of 2011, compared to 17.6% in the year-ago period.
Net Income and EPS
Net income for the first nine months of 2011 was $17.3 million, compared to $21.5 million for the same period of 2010. Non-GAAP net income (1) was $24.7 million for the first nine months of 2011, compared with $25.3 million a year ago. Non-GAAP net margin (1) was 12.6%, compared with 16.6% in the first nine months of 2010. Diluted EPS for the first nine months of 2011 was $0.38, compared to $0.50 in the year-ago period. Non-GAAP diluted EPS (1) was $0.54 for the first nine months of 2011, compared to $0.59 for the first nine months of 2010.

Recent Developments
Expansion Efforts in Financial Services Vertical
In a major effort to further strengthen the Company’s financial services vertical presence, VanceInfo proactively expanded its service team during the third quarter 2011. In addition to the DPC acquisition in August 2011 as disclosed previously, in September 2011, the Company recruited additional professionals specialized in financial industry. Since it normally takes several months to complete the contract signing process with newly secured clients, the Company incurred approximately $2.4 million of expenses, mainly staff costs and expenses associated with pre-sale and other engagement preparation activities, without having recognized any revenue in the quarter. These professionals are expected to strengthen the Company’s capabilities in the banking, insurance and business intelligence service areas.
Acquisition of Assets and Professional Team of Seattle-Based Service Firm
In October 2011, VanceInfo acquired the assets and the professional team of a U.S-based IT services company specialized in Microsoft capabilities. Under the terms of the acquisition agreement, VanceInfo paid an initial consideration of $3.0 million in cash. Contingent cash consideration will be paid based on the team’s financial performance in the next 6 months. The acquisition is expected to strengthen VanceInfo’s onshore service capabilities and operational infrastructure in the United States.
Share Repurchase Program
In March 2011, the Company announced that the Board of Directors approved a share repurchase program, under which VanceInfo has been authorized, but is not obligated, to repurchase up to $40 million worth of outstanding American Depositary Shares (“ADSs”) representing the ordinary shares of VanceInfo from time to time over the next 12 months. As of October 31, 2011, 2,394,573 ordinary shares had been repurchased through open market transactions for a total consideration of approximately $34.8 million under this program. Of the total shares repurchased, 1,528,618 shares were repurchased since July 1, 2011 for a total consideration of $13.8 million.
Outlook for the Fourth Quarter 2011
For the fourth quarter of 2011, the Company expects:
•	Fourth quarter 2011 net revenues to be at least $84 million, representing at least 41% increase from the corresponding period in 2010.

•	Fourth quarter 2011 non-GAAP diluted EPS (1) to be between $0.19 and $0.21, based on 44.2 million total ADS-equivalent average shares outstanding, reflecting continued investments in the financial services vertical and other growth areas.

•	The EPS outlook assumes an effective income tax rate of approximately 10.0% for the fourth quarter 2011.

Conference Call
The Company will host a corresponding conference call and live webcast to discuss the results at 7:30 AM Eastern Standard Time (EST) on Tuesday, November 15, 2011 (8:30 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
• U.S. Toll Free Dial-in Number: + 1.866.519.4004
• International Dial-in Number: +65.6723.9381
• Hong Kong Dial-in Number: +852.2475.0994
Passcode: 19629176
The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.
A dial-in replay of the conference call will be available until November 21, 2011:
• U.S. Toll Free Dial-in Number: +1 866.214.5335

• International Dial-in Number: +61 2 8235 5000
Passcode: 19629176
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2010 revenues, according to International Data Corporation (IDC). This marks the fourth consecutive year that VanceInfo has been ranked number one by IDC in this category.

VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Fourth Quarter 2011” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of November 15, 2011, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: income from operations, net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	September 30,	December 31,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$121,818	$161,265
Term deposits	5,000	5,000
Restricted cash	1,573	679
Held-to-maturity securities-current	14,532	13,208
Accounts receivable, net of allowance for doubtful accounts of $2,128 as of September 30, 2011 and $1,956 as of December 31, 2010, respectively	106,563	85,437
Other current assets	8,587	8,603

Total current assets	258,073	274,192
Property and equipment, net	21,833	20,344
Held-to-maturity securities-non current	—	1,558
Long-term investment	—	193
Goodwill and other intangible assets	63,034	34,908
Other long-term assets	26,605	20,444

Total assets	$369,545	$351,639

Liabilities and equity
Current liabilities	$47,658	$49,678
Non-current liabilities	24,652	5,794

Total liabilities	72,310	55,472
Equity (a)	297,235	296,167

Total liabilities and equity	$369,545	$351,639

Note:

(a)	As of September 30, 2011, there were 44,556,910 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net revenues	$70,294	$55,853	$195,949	$151,944
Cost of revenues (a)	(46,312)	(35,569)	(125,619)	(93,247)

Gross profit	23,982	20,284	70,330	58,697

Selling, general and administrative expenses (a)	(22,240)	(13,213)	(55,954)	(36,613)
Change in fair value of contingent consideration payable for business acquisition	372	(28)	974	(193)
Other operating income	472	458	1,702	1,025

Income from operations	2,586	7,501	17,052	22,916
Interest income, net	666	177	1,801	502
Exchange difference	(603)	(200)	(933)	(618)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	701	612	1,215	612

Income before income taxes and earnings in equity method investment	3,350	8,090	19,135	23,412

Provision for income taxes	(160)	(383)	(1,848)	(2,109)

Income before (Loss)earnings in equity method investment	3,190	7,707	17,287	21,303
(Loss)earnings in equity method investment	—	—	(34)	157

Net income	$3,190	$7,707	$17,253	$21,460

Earnings per share
Basic — ordinary shares	$0.07	$0.19	$0.40	$0.54
Diluted — ordinary shares	0.07	0.18	0.38	0.50

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	43,090	40,094	43,530	39,745
Diluted — ordinary shares	44,996	42,708	45,736	42,922
Note:

(a)	Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $2,840 and $1,835 for the three months ended September 30, 2011 and 2010, respectively, and $7,451 and $5,367 for the nine months ended September 30, 2011 and 2010, respectively.

VanceInfo Technologies Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Cash flows from operating activities:
Net income	3,190	7,707	17,253	21,460
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,261	763	6,124	2,120
Depreciation and amortization of property and equipment	1,783	1,351	5,156	3,879
Loss on disposal of office rental	0	0	0	1,081
Amortization of intangible assets	1,056	484	2,295	1,488
Loss (gain) on foreign currency exchange forward contracts transfer to statements of operations	32	340	270	446
Loss on disposal of property and equipment	14	(89)	21	(303)
Allowance for doubtful accounts	48	190	(247)	675
Change in fair value of contingent consideration payable for acquisition	(372)	26	(974)	190
(Loss)earnings in equity method investment	0	0	35	(157)
Gain on remeasurement of fair value of noncontrolling equity investment in connection with business acquisition	(701)	(612)	(1,215)	(612)
Accrued interest income of available-for-sale investment	—	(11)	—	(24)
Changes in operating assets and liabilities
Rental deposits and prepaid rentals	(141)	126	(295)	(455)
Accounts receivable	(137)	(5,586)	(16,017)	(13,804)
Prepaid expenses and other current assets	299	(127)	(594)	(557)
Deferred income tax assets-current	(181)	21	546	(64)
Deferred income tax assets-non current	10	11	29	(37)
Other long term assets	(74)	—	(74)	—
Accounts payable	127	(122)	(461)	(323)
Deferred revenue	(111)	(374)	(510)	(1,576)
Accrued expenses and other payables	(2,712)	3,838	(4,238)	5,581
Income tax payable	246	651	534	1,704
Deferred income	130	(62)	770	(208)
Prepaid land use right	(5,132)	(16,733)	(5,132)	(16,733)
Deferred income tax liability-non current	(233)	77	(442)	(240)

Net cash (used in) provided by operating activities	(598)	(8,131)	2,834	3,531

VanceInfo Technologies Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)-continued
(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Cash flows from investing activities
Purchase of property and equipment	(1,731)	(3,455)	(5,311)	(8,412)
Consideration paid for business acquisitions	(659)	151	(9,745)	(943)
Cash received upon maturity of term deposit	—	—	5,000	—
Purchase of term deposit	—		(5,000)
Cash received upon maturity of restricted cash	464		695
Restricted cash	(1,568)	(659)	(1,568)	(659)
Purchase of non-current investment — held-to-maturity	—	(1,021)	(6,079)	(3,725)
Purchase of current investment — held-to-maturity	—	—	(5,253)	(11,488)
Proceeds from maturity of investments - held-to-maturity	3,245	4,027	11,538	12,095
Purchase of long-term investment	—	(220)	—	(659)
Payment for settlement of foreign currency forward exchange contracts	(339)		(339)
Proceeds from disposal of property and equipment	71	98	72	476

Net cash (used in) provided by investing activities	(517)	(1,079)	(15,990)	(13,315)

Cash flows from financing activities
Proceeds from exercise of options	437	2,224	3,241	4,367
Repayment of advance received for option granted	(660)		(660)
Payment for issuance costs of ordinary shares upon share offering in 2009	—	—	—	(220)
Payment for issuance costs of ordinary shares upon share offering in 2010	—	—	(52)	—
Repurchase of ordinary shares	(7,946)	—	(28,977)	—
Proceeds of short-term bank loan	1,568	1,477	1,568	2,939
Repayments of short-term bank loan	(1,544)	—	(3,086)	0

Net cash (used in) provided by financing activities	(8,145)	3,701	(27,966)	7,086

Effect of exchange rate changes on cash	857	435	1,675	525
Net decrease in cash and cash equivalents	(9,260)	(5,509)	(41,122)	(2,698)
Cash and cash equivalents, beginning of period	130,221	66,958	161,265	64,057

Cash and cash equivalents, end of period	121,818	61,884	121,818	61,884

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended September 30, 2011				Three Months Ended September 30, 2010
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Income from operations	$2,586	$2,946	(a)	$5,532	$7,501	$1,275	(b)	$8,776

Operating margin	3.7%	4.2	%(a)	7.9%	13.4%	2.3	%(b)	15.7%
Net income	$3,190	$2,946	(a)	$6,136	$7,707	$1,275	(b)	$8,982
Net margin	4.5%	4.2	%(a)	8.7%	13.8%	2.3	%(b)	16.1%
Diluted EPS	$0.07	$0.07	(e)	$0.14	$0.18	$0.03	(e)	$0.21

	Nine months Ended September 30, 2011				Nine months Ended September 30, 2010
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Income from operations	$17,052	$7,445	(c)	$24,497	$22,916	$3,801	(d)	$26,717
Operating margin	8.7%	3.8	%(c)	12.5%	15.1%	2.5	%(d)	17.6%
Net income	$17,253	$7,445	(c)	$24,698	$21,460	$3,801	(d)	$25,261
Net margin	8.8%	3.8	%(c)	12.6%	14.1%	2.5	%(d)	16.6%
Diluted EPS	$0.38	$0.16	(e)	$0.54	$0.50	$0.09	(e)	$0.59
Notes:

(a)	Adjustment to exclude acquisition related intangible assets amortization expense of $1,056, change in fair value of contingent consideration payable for business acquisition of $(372) and share-based compensation of $2,262 from the unaudited condensed consolidated statements of operations.

(b)	Adjustment to exclude acquisition related intangible assets amortization expense of $484, change in fair value of contingent consideration payable for business acquisition of $28 and share-based compensation of $763 from the unaudited condensed consolidated statements of operations.

(c)	Adjustment to exclude acquisition related intangible assets amortization expense of $2,295, change in fair value of contingent consideration payable for business acquisition of $(974) and share-based compensation of $6,124 from the unaudited condensed consolidated statements of operations.

(d)	Adjustment to exclude acquisition related intangible assets amortization expense of $1,488, change in fair value of contingent consideration payable for business acquisition of $193, and share-based compensation of $2,120 from the unaudited condensed consolidated statements of operations.

(e)	Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data)
(Unaudited)

Three Months Ending December 31, 2011
	GAAP		Adjustments		Non-GAAP
	Range of Estimate				Range of Estimate
	From	To			From	To
Diluted EPS (a)	$0.11	$0.13	$0.08	(b)	$0.19	$0.21
Notes:

(a)	Based on 44.2 million total ADS-equivalent average shares outstanding for the fourth quarter 2011.

(b)	Reflects estimated adjustment for acquisition related intangible assets amortization expense and share-compensation expenses of approximately $3.6 million for the fourth quarter 2011.
For further information, please contact:
In China
Anny Xu
Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com
Wendy Sun
The Piacente Group, Inc.
Investor Relations
Tel: +86-10-6590-7991
Email: vanceinfo@tpg-ir.com
In the US:
The Piacente Group, Inc.
Investor Relations
Brandi Floberg or Lee Roth
Tel: (212) 481-2050
Email: vanceinfo@tpg-ir.com